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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

June 2, 2010

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Nielsen Holdings B.V., a Dutch private company with limited liability (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the Company’s proposed initial public offering of its common stock.

The filing fee in the amount of $124,775 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank on May 27, 2010.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman